Filed by Falcon Capital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sharecare, Inc.

Commission File No. 333-253113

Date: June 24, 2021

IPO Edge: Sharecare CEO Arnold, Falcon Capital Acquisition Corp. CEO Mnuchin in Fireside Chat, June 24, 2021

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John Jannarone - Editor-in-Chief, IPO Edge: Good afternoon, thank you for joining i'm John Jannarone, the editor in Chief of ipo edge hosting today's event.

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John Jannarone - Editor-in-Chief, IPO Edge: With my colleague Jared banks editor at large we've got a really terrific panel today with the CEO of Sharecare, along with the CEO of falcon capital.

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John Jannarone - Editor-in-Chief, IPO Edge: The two are of course merging threads back transaction to take Sharecare public so we're going to meet Alan Mnuchin and Jeff Arnold momentarily before we do.

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John Jannarone - Editor-in-Chief, IPO Edge: Before I take it over housekeeping if you If anyone was watching the hawks game.

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John Jannarone - Editor-in-Chief, IPO Edge: You should be happy because I one last night and you'll notice there on the Jersey, that is, the Sharecare logo, so they were proud sponsor of the Atlanta hawks.

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John Jannarone - Editor-in-Chief, IPO Edge: Now, before we introduce the guests i'd like to remind everyone that the Q&A portion of this, which will be in the second half of the hour.

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John Jannarone - Editor-in-Chief, IPO Edge: Is the most fun piece of the action, I think, so please submit questions if you, if you like.

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John Jannarone - Editor-in-Chief, IPO Edge: In the zoom portal and will address those later on, also, if you want to watch a replay if you can't catch the whole thing that will be an ipo hyphen edge calm it'll also be on Bloomberg terminals and Yahoo finance under the FCC ticker.

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John Jannarone - Editor-in-Chief, IPO Edge: Last before we introduce the guests.

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John Jannarone - Editor-in-Chief, IPO Edge: i'd like to remind everyone of the importance of voting, so if you're an individual retail investor, you might not be accustomed to voting but it's important because, when you add up all your shares and aggregate they actually count for a lot.

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John Jannarone - Editor-in-Chief, IPO Edge: So the easiest way to do that is go to your brokers website, you have any other trouble, you can reach out to the company or call your broker directly with that i'm very pleased to introduce Alan Mnuchin, who is the CEO of fca see Alan thanks for joining us.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: My pleasure thanks for having us.

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John Jannarone - Editor-in-Chief, IPO Edge: So Alan before we talk about the the transaction, I want to talk about your background, a little bit and what the thinking was when you put this back together, of course.

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John Jannarone - Editor-in-Chief, IPO Edge: Like Jeremy you're a media guy you've been in the media industry, since you're golden days the beginning, your career in the 1980s.

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John Jannarone - Editor-in-Chief, IPO Edge: Tell us where you looking for a company in this specific sector are you thinking media tech broadly and why did you choose this one, because i'm sure you look at a lot.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: Great question John so happy to start there our focuses media media tech.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: I think, given digital disruption and media it's a critical component of how we think about the ecosystem.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: One of the themes we've been focused on for a while, within that broader ecosystem is health and wellness and health care tech.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: became a sub segment, if you will, of the broader health and wellness opportunity, and we were introduced to Jeff through a mutual acquaintance who we'd known in a variety of capacities and he turned us on to the exciting nature of Sharecare, and it was logged from there.

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John Jannarone - Editor-in-Chief, IPO Edge: that's that's great um, can you tell me about the company's financial profile, I mean there's there there, there are a couple of buckets that we kind of put these facts.

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John Jannarone - Editor-in-Chief, IPO Edge: Transactions into there a lot of very, very early stage pre revenue companies, but this one's, certainly not in that bucket.

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John Jannarone - Editor-in-Chief, IPO Edge: it's got a long track record since Jeff founded the business, which is going to tell us about momentarily on it's making money to tell us about that, and why you're why you're drawn to the financial.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: broker well we're particularly drawn to that category or subcategory within the spec university you're talking about which are scale businesses.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: That are existing or soon to be category leaders and have the financial model that reflects that so we were less interested in pre revenue early stage businesses.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: I think it can work for some facts it's not for us frankly not what we set out to do without going.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: And we were looking for a business that had already achieved meaningful revenue and ideally had an event on free cash flow profile, which is the case, we Sharecare and we, like the financial metrics the growth profile and the company's positioning.

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John Jannarone - Editor-in-Chief, IPO Edge: Great and i'm not pulling out that the great thing about there being a bit already is that you can get a reasonable multiple that and they price this deal i'll point out.

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John Jannarone - Editor-in-Chief, IPO Edge: well below the comps and you can see that in the investor presentation easiest way to find that is just Google Sharecare investor presentation now another thing that you and I discussed Alan was this company probably could have done a regular way ipo too right.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: yeah well, one of the things I forgot to mention a moment ago, we see this company is a bit of a category of one which i'll let Jeff talk about in a minute.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: But I don't think to your point there's no natural concept, there are a few names within the healthcare it space that are naturally compared.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: I would say accolade most prominently tell it to a lesser extent, we do believe this company's priced at a meaningful discount.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: To the peer group average the median peer group average and also to accolades specifically, I would say, on the range of 25 to 30% when we look in terms of 2022 revenue multiple, which is how we're looking evaluation currently and we believe the market will be or should be.

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John Jannarone - Editor-in-Chief, IPO Edge: Great so now, what would the advantages of the spec I mean I like to ask this question what what drew you to that structure as opposed to regular way, I feel, because, given how mature the businesses, I mean I would agree this could have gone regular way.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: Well, let me take a shot and then i'll let you have since it's really a company decision, we think the attributes of this back are several fold one is speed to market.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: The second is to tell the story that allows for some amount of Ford visibility, through the use of projections so for a business it's in transition which most of these growth companies are.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: Particularly for a more nuanced complicated story, the ability to look forward and talk about where you're going it's critical.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: The ability to accommodate an acquisition, as is the case here with Doc Ai.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: is another element, and we had many of those variables working here, so I think we convince Jeff and his team, I know we did since.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: He agreed to to merge with us, but the spec provided certain very distinct structural advantages relative to an ipo or delete or direct listing but certainly the company have that option available and as Jeff will tell you was one that they were actively considering.

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John Jannarone - Editor-in-Chief, IPO Edge: All right, well that's a good that's a good way to introduce Jeff so Jeff thanks for thanks for joining us today.

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John Jannarone - Editor-in-Chief, IPO Edge: I want to go into your background, a bit, but before let's I think it's more natural let's talk about the spec structure and why you chose that, and you know what was that decision process like how far down the road, did you go with the regular way I feel.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: ya know I think Alan hit first of all thanks for having me pleasure to be here.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: I think Alan hit all the relevant points and we had a board meeting last Q4 had some of the bank's give us valuation analysis.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: tiana to go public and 2021 and you know I met Alan and I started learning about facts honestly I didn't know a lot about facts at the time.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: But as Alan said I saw some clear advantages for Sharecare of the idea that it was more than a 20 minute roadshow.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: That you know we can do our or follow up sessions with investors and talk to them about you know why we think we're category of one that we've got this comprehensive platform.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: we've got this diversification and revenue streams we're very innovative and we've got clear revenue visibility and profitability and so we saw that as a big advantage to go alongside the speed and certainty that we thought Allen and falcon brought to the Sharecare shareholders.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: All right.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: After that, we believe that sponsors can be and should be evaluated solution to companies.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: Not just a transaction so there's a capital markets element in terms of how you bring company to market position it and price it correctly.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: And then there's the ongoing value add which my private equity background supports in terms of being evaluated solution as an active board member and resource to management teams, as they continue to scale, the business yeah.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And I, and I would add to that Alan I mean I think in our partnership men, you have brought a lot of capital markets expertise to us it's like having a full time Bank are now part of the management team that has you know 30 years.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: of experience, so we find that really valuable and not just a DS back, but to your point as we look to m&a going forward, you know i'm sure you'll be a big part of the management team and help us make some big decisions.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: Yes, that's the plan.

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John Jannarone - Editor-in-Chief, IPO Edge: All right now Jeff let's talk a little bit about your background now, I agree that some it is terrific to have a dealmaker like like Alan on the team, but you did in fact.

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John Jannarone - Editor-in-Chief, IPO Edge: You were the CEO of how stuff works calm and you sold that to discovery so you've got some deal making history yourself.

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John Jannarone - Editor-in-Chief, IPO Edge: But what I wanted to talk more about for a second if we can is you founding web md tell us about that back in the 90s, and how there's a little bit an analog with web md and Sharecare.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: yeah so back in 1998 I had a telemedicine business Internet comes along.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And I think to myself, you know doesn't matter if you're an ekg business or any big healthcare company.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: Health is going to have a homepage because access is going to improve because of these enabling technologies like the Internet.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: So I sell the heart monitor in business, we start web md we grow from zero to a billion in revenue in two years, all with the idea that health was going to have a homepage and that.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: Healthcare was really fragmented even 20 years ago, you know the doctors and employers and health plans needed a place to collaborate.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: At the time, though people couldn't get over just getting information not from their doctor, for the first time.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And when I got back involved I sold as you mentioned how stuff works to discovery Channel and the CEO called me one day and introduced me to oprah and Dr Oz and.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: I got asked if you could do web md over how would you do it a decade later and I thought, what it changed is now everybody has a smartphone.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: But the idea was still the right one, that you know health needed a homepage and with a smartphone you could put all your health in one place, and so, with kind of that vision, and you know 2012 we started pursuing that.

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John Jannarone - Editor-in-Chief, IPO Edge: Great let's just make this simple and easy for people to understand tell us about what the the consumer or the patient experience is like so I download the APP and who does that connect me with how does it all work yeah so.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: So the idea is is the same way you don't have 10 Apps on your phone to manage your money you're not going to have 10 Apps on your phone to manage your health.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And you've seen a lot of companies go public and what we think are point solutions that they're solving a problem typically a very big problem but it's still a point solution.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And, just like health needed a homepage with the Internet, we think, with your smartphone is.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: We need to go from point solutions to platforms, so the idea is is when Sharecare you'll get Sharecare, through your employer or you'll get Sharecare, through your health plan.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: or you'll have your doctor prescribed to you Sharecare or you as a consumer can download it.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And then, what we use a technology for us to really empower you to live your healthiest life so we want you to know your baseline and we've had 50 million people take our religious test.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: We want you to know your real time, so we use all the sensors on the phone to track your sleep and your steps, all these things to earn a green day.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: But ultimately what we're trying to do on behalf of the ecosystem and an effort to lower health care costs and improve outcomes is take you on a data driven journey.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: So how do we get you to know your numbers, how do we get to you to manage your risk, how do we get you to control your conditions.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: navigate your health benefits and understand the role your health dollar plays in your health decisions and so we've built this platform.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And an effort to to basically empower you to you know know how to best manage your health but we've done it, you know, in partnership with the ecosystem, which is your health plan your employer and your doctor.

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John Jannarone - Editor-in-Chief, IPO Edge: Great you know there's a there's a really interesting slide in your investor deck I think that shows all the different fragmented.

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John Jannarone - Editor-in-Chief, IPO Edge: providers that you really have to cobble together to I guess replicated in a way, with what you're doing, I believe that the term is vendor fatigue, can you tell us about that what happens people get tired, how to deal with so many different you know different platforms.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: yeah I think one is the problem so huge right that healthcare costs are soaring, you know people are getting aren't are getting sicker outcomes are getting worse there's low Member satisfaction.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And there's all these great ideas out there, you know there's a great diabetes companies and there's great telemedicine, companies and there's.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: great transparency tools, but imagine if you're the HR department at delta airlines or imagine that you're the case manager at anthem and you're trying to deal with all these different vendors.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: What typically happens is three issues come about one is the data is not interoperable so none of those solutions are talking to each other so you're not getting any leverage with the data.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: Second, is every user experience is different so imagine you're logging into all these different Apps and every time you're logging in the navigation and the experience is completely different.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And lastly, it's not affordable because everybody is you know, trying to kind of get their piece of that healthcare dollar.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And so we've tried to say look what Sharecare with all your health in one place, we can solve this for you, we can be your one stop shop, we can be your digital front door.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And we're going to do this in a way that's not just transactional but it's also experiential.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: We know how to deal with consumers and scale we register 400,000 new consumers every 30 days.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: We send out 150 million emails a year, we have two and a half million followers and social, so we can make the person feel a certain way, as we get those transactions.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: To help you lower your health care costs that can move digital health and health care in general, from episodic to everyday, meaning that you start to engage in your help all the time, not just when you're sick.

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John Jannarone - Editor-in-Chief, IPO Edge: Great i'm totally something Jeff if someone doesn't have health insurance yet can they go to the APP and actually start to use it, or you need to have a health care provider.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: Now that's a great question and you know our kind of thinking was like you can't eventually spend a billion plus dollars on a platform.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: and say you're trying to transform healthcare, but say look, the only way you get it as a person, as if your health plan or your employer buys it for you.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: So we allow people for free to download the APP and you can take the related tasks, you can earn green days you can do a bunch of things it's much better when you're sponsored because that I can.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: I can take your claims data, and I can be really precise on how I configure the platform on behalf on behalf of your data.

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John Jannarone - Editor-in-Chief, IPO Edge: Oh, that reminds me another thing I wanted to ask you about tell me about this side you have a healthcare Fico score on, and how does that work.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: yeah so basically if you think about our whole business our business is about risk management.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And so, you know how do we help lower users risk, so that they get better outcomes and we control costs and we improve map Member satisfaction.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: So we collect data five ways on the Chair care platform we get self reported data that's like when you take the real age test.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: We get device driven data so when they're concerned, I can track your sleep and things like that, but we also get claims data, so if you're.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: A delta and if you're an employer or health plan we get your medical claims your lap claims your pharmacy claims.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: We then take what we call social determinants of health data, which is where you live and and how does your surroundings impact your health and we model that.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And we come up with a Fico score so we say this is, you know what john's risk is and then everything from that point on becomes how to Sharecare become the intervention to help you engage in your health and lower your risk.

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John Jannarone - Editor-in-Chief, IPO Edge: gotcha that makes that makes sense Jeff something we discussed when we spoke, the other day also is that.

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John Jannarone - Editor-in-Chief, IPO Edge: An issue with having this fragmented system, all these different platforms, they don't they don't talk to each other right, I guess the beauty of it all being the same places, you can use that data, because you see all of it right.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: yeah and and I think back to be an experiential this idea of data driven dialogue.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: You know, so no two experiences are the same, so your Sharecare experience is going to be different than my Sharecare experience.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And so, by having all the Doc data be able to talk to each other and then have this treasure chest of evidence based content, as well as all these digital therapeutics we can merchandise and experience for you, that is very.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: Very precise and hopefully very engaging that ultimately gets the best results.

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John Jannarone - Editor-in-Chief, IPO Edge: Okay, great let's bring Alan back and i'll talk to both you both of you for another 15 minutes or so before we address some audience questions.

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John Jannarone - Editor-in-Chief, IPO Edge: i'm not sure which one of you wants to take this but let's talk about where the spec capital is going so your cash flow positive, of course, it's not to fund operations it's for growth right yeah.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: Well, maybe i'll if you don't mind i'll start.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: Our Jeff please.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: Okay, so the great thing about Sharecare and where we are right now is this capital isn't funding losses, you know to your point we're profitable this capitals funding growth.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And we see growth coming from three primary areas is one and we're investing heavily in sales so in enterprise alone we're hiring 90 sales people right now.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: You know, to give you a benchmark last year we had five and so we're adding 92nd is is, you know as you, as you mentioned.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: Both myself my corp Dev team and, obviously, Alan have a ton of experience in m&a you know we've acquired over 15 companies at Sharecare already.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And so, so we see m&a as an opportunity to continue to enhance our platform and grow our tam per clients so every time we talk something into the platform obviously that increases.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: The addressable market that we have to our existing client base, which is really big I mean we have some big logos that our clients so lots of room to grow and then Lastly, you know we're a technology company.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And so we're going to continue to invest in product and tack and kind of further our leadership in Ai and other areas.

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John Jannarone - Editor-in-Chief, IPO Edge: Great Alan you want to weigh in on that too.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: yeah, let me just mention a couple things john thanks So the first thing is Jeff and his team have done an incredible job of raising capital.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: and accommodating acquisitions before we showed up they've raised a half a billion dollars of capital privately and numerous transactions would have private currency.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: But this allow them to access the capital markets in this transaction going forward.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: In a sort of more facile way and to provide a little more flexibility to go aggressively around m&a what we like about the structure here.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: Is the first 400 million or so of net proceeds go right to the balance sheet, to support the growth initiatives that Jeff was talking about.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: And the balance is available to provide some liquidity to secondary shareholders existing shareholders.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: Most of most of whom are insiders who've been longtime holders since inception, so we really like the capital structure, because it provides a lot of capital flexibility for the growth to Jeff was talking about.

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John Jannarone - Editor-in-Chief, IPO Edge: Ray Allen I want to ask you about this fragmented industry so have you seen some of this happened before, and in a nascent industry is this typical to have so many small players and and I have to wonder, do you would you forecast consolidation happening at some point.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: Well, you know when when we think about our experience that and how it applies to health care and the opportunity to Sharecare because frankly we're neophytes in the healthcare space i've been on a steep learning curve over the past.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: six to nine months now, since we started this courtship but we're deeply experienced as we talked about up front john in media and technology.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: And I think there were a lot of learnings from the consolidation that's occurred in media through digital disruption that will apply here because realistically healthcare is late to the technology and digital disruption party.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: it's a very large industry it's close to 20% of US GDP, so when Jeff talks about large tam it's humongous.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: And there are meaningful opportunities for tech platforms to encroach on incumbents and take share, which is the opportunity for sharing here.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: So we do envisage meaningful consolidation, partly because of what Jeff talked about with vendor 50.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: And the movement from point solutions to platforms and that's an important component of where we see that consolidation taking place.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: And we've seen it in media on the video side netflix being is a good example of a first mover we've seen it on the audio side.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: With spotify as a first mover consolidations been a byproduct of the first mover getting out in front and legacy players, having to consolidate to catch up.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: So we see market share, consolidating wallet share consolidating and part of the capital flexibility that we were just talking about will facilitate that consolidation.

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John Jannarone - Editor-in-Chief, IPO Edge: I really like that comparison with the video that that makes a lot of sense um Jeff can we talk a little more detail about the m&a transactions that you've done so, where are these are these looking more like bolt on or they're not transformational I would guess they're smaller right.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: I think we've done a.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: little bit of everything so maybe one of the transformational acquisitions that we made is back in 2016 we bought a company called healthways, which was a pioneer in disease management.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: went public in the 90s it needed to be tech enabled so it was losing 40 $50 million a year.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: But had an amazing client base and had some really great evidence based programs, and we were able to come in and get a hold of that asset we actually got paid $5 million to.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: pay extra cost us $5 million to take it, and it was over $200 million in revenue.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And about three years we completely transformed it, we were able to digitize the platform we're able to get their largest clients like care first.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: To invest into Sharecare to do $100 million renewal, have the CEO come on the board it's where we met anthem anthem, you know, as you know, invested $50 million in us this past April.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: it's where we met the state of Georgia, which has become one of our largest clients and you know part of that hawks thing that you showed of where we're trying to make Georgia, one of the healthiest states.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: to live in, so that I would call that transformational i'd call a smaller acquisition that we just made Doc Ai as a potential to be transformational as well is so Doc Ai we acquired in February.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And there's 77 engineers 11 PhDs kind of what I call futurist thinking about how to go from the cloud to the edge and embrace zero trust and lean into federated learning so big brains, you know out in Palo Alto that have joined us.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: anthem was also an investor and Doc a I think they're like a $45 million investor, but what got us really interested is anthem executed 100 million dollar Ai deal with them last year.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And so, not only did we absorb that contract, but more importantly, that capability, that we could take to all our other clients and so we've done some big things like health wise and we've done some smaller very strategic things like.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: Doc Ai and a bunch of interesting interesting things in between.

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John Jannarone - Editor-in-Chief, IPO Edge: And I believe that there's there was another a second Ai acquisition to is that right track there's not just not just the one.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: yeah so our businesses three layers right, so we have our enterprise layer and that's 58% of our revenue call it 240 million dollars a year.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And then we also have 100 million dollar provider division, and so we have 6000 hospital clients.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And our vision with hospital clients and providers is how do you create a Sharecare enabled doctor, so the same way, you see that logo on hawks Jersey, when you see it.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: At your doctor's office that's going to tell you as a person, that you can share your share your data with your doctor.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And that your doctor can prescribe Sharecare.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And so we bought a Ai payment integrity company, because we said, as we move into that provider world of Sharecare enabled doctors, how do we get financial alignment with the doctors as well, so how can we give them technology that helps them manage.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: You know value based care and other services.

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John Jannarone - Editor-in-Chief, IPO Edge: makes sense um let's talk about your visibility on the on the forecast that you've given to the investment Community I mean.

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John Jannarone - Editor-in-Chief, IPO Edge: As I was talking about earlier, there are some companies out there we've made some some revenue forecasts it, you know turned out not to be quite quite on the mark, how confident, are you in these forecasts and what's behind that I believe there are a lot of contracts say for 2021 right.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: yeah so I you know, obviously, you know any company going public you know, the first question, I always think is readiness.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: You know, are we ready to be a public company, and you know, we have the scale, you know we're $408 million in revenue, this year we have the profitability.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: We had the total addressable market we've got the brand permission with the consumer, and so we feel we're ready.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: Obviously, what you know comes first, is hitting the numbers and so we're 97% booked for the year our contracts are typically multi year three to five years in length.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: All you know recurring in nature, for the most part, and so we've got really great revenue visibility and and a lot of runway within that visibility continue to grow, because those those clients are such big clients.

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John Jannarone - Editor-in-Chief, IPO Edge: Great um you know when we were talking about where the the capital is going to go I forgot to ask you about the salesforce that's another thing that you're investing in right.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: yeah yeah so we're we're adding over I think 110 sales people overall over the next few years.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: But a big focus on enterprise, so you know we've kind of been whale hunters today, you know so we've gone out and gotten the blue cross blue shield's of Arizona blue cross Blue Shield of Maryland and.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: highmark and Pennsylvania and blue cross Blue Shield of Minnesota 17, which is a giant managed care company anthem we've talked about.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And and we've done pretty good on the self insured employers, you know companies like delta airlines joined us this year state farm Samsung.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: But we want more at BATs, and so one way to get more advances to unleash you know highly skilled sales team, and so we hired a woman last year from 17.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: named Pam shipley who was running a $17 billion P amp l for 17 so I met her a CEO of Georgia, but she also ran 11 other states and so she's come into to really you know take over sales and account management, as well as enrollments and and so we're off and running.

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John Jannarone - Editor-in-Chief, IPO Edge: All right, let's talk about the news of the day, so this is good timing, because this morning you announced that you've got a partnership with celebrity cruise lines right so you're helping people get out get back to see safely, can you tell us about that.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: yeah so you know when the pandemic happened, you know we felt as a digital health leader, we needed to have a rapid response.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And what we you know quickly thought about for our employers is, you know how are we going to give people confidence to come back to work and and have the world reopen.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And we were seeing all this kind of conflicting information on kind of best practices for readiness, and so we said we should tech enable this.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: So we built a conversational Ai chat Bot, and so that you could go through 500 different protocols, if you are a school or an office or a hotel or a live event or a cruise ship and become Sharecare verified.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: We launched this six months ago it's already been adopted in 75 countries.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: My marketing team was telling me last week that has generated 3 billion impressions already this year so i'm sure news will come out like today with celebrity cruises.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: But and it's hugely important right, so this is the first ship and this announcement today that's the party importing from.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: Florida, and I there's gonna be tons of press on that boat it's a really big deal.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And, and so they have tech enabled all their protocols through Sharecare and so as it comes into the dock they'll go through all the all the best practices, they need to do to make sure that.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: ship is safe and then the alert every passenger that the that you know the ship is now verified.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And it's a great way to build brand for Sharecare around safety and technology and it's also an amazing business development tool, because, as you know, just using hospitality is the example there a giant employer.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: So getting into all these hotels and cruise ships will also drive our enterprise business great.

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John Jannarone - Editor-in-Chief, IPO Edge: jaron I believe we have some video to go along with this announcement let's let's play that, and so we can see some cruise ships here.

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John Jannarone - Editor-in-Chief, IPO Edge: Alright, great, by the way, Jeff when is when one of those cruise ships going out I can actually see the I can see one out my window, believe it or not, at the port of palm beach here they're going out in the next few days.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: I think it's Friday it's real soon.

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John Jannarone - Editor-in-Chief, IPO Edge: Great um let's talk about coven I mean, I think that a lot of people, myself included, so i'm my dog bit me and I had to you know it gets medicine, so I went.

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John Jannarone - Editor-in-Chief, IPO Edge: I went I went online so obviously during coven a lot of people started to do that, how did it affect your industry and and Sharecare specifically.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: Well, I think what coven did is show the importance of digital health, you know from at an individual level, I think it made people realize that that.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: They were at risk that code was a real threat, and they needed to build resilience.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And so that's what the Sharecare core idea is is building resilience and people, so you know how do you lower your real age and earn your Green days and go through go through your health journey at the client level, it became a cease a C suite sale.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: So what was being driven by the HR departments obviously still highly involved, but now I see a lot of CEOs you know getting involved in C suites.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And the tools that they're providing to their associates, and the importance of building a culture of accountability and a culture of well being.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: So I think that's that's been great as well from an investor standpoint it's driven a lot of demand.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: You know you've seen all the companies that have gone public or you know doing mergers and other things, and a lot of capital has flowed with that and so.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: So it's you know it's it's been a big deal for digital health, and you know it's you know i've been doing this, since 1998 for web md and it's kind of in my mind it's like if you can't seize the moment now.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: You can never sees it, and so, when you see things like that video you just played I think what's going to become hugely important in the winners that emerged from this is, who has the trust.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And the brand permission with the person and then How does that create pull through with our employers with our health plans with our government, and I think Sharecares uniquely positioned to be able to do that.

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John Jannarone - Editor-in-Chief, IPO Edge: Great Alan I want to ask you something about the stack structure so one interesting thing which you know very well from your careers, that you can you can work, you can work on a pro forma forecasts, including an acquisition, which is part of what you guys have done here right.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: Yes, that's correct job.

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John Jannarone - Editor-in-Chief, IPO Edge: So.

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John Jannarone - Editor-in-Chief, IPO Edge: Getting back to Oh, I wanted to ask you about anthem so um I, alongside the pipe anthem actually is a customer that did a parallel investment right, can you tell us about that just or.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: yeah sure so real you know quick does anybody have questions you want to get to anthems the second largest health insurance company in the country, so they have over 40 million members.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: They were already a customer, one that we were developing Hofer, to be even a bigger customer and we got introduced to Doc Ai and decay and a lot of experience working with anthem for Ai.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And they were supportive of that acquisition and then through that as we started having more strategic conversations we said, you know why don't we develop together a multiplayer advocacy solution.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: So when you think of everything that we've been describing of what Sharecare does at the end of the day, think of us as your digital advocate.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: kind of a one stop shop that you can go to as an employee or as a health plan Member and will address all your healthcare needs.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And anthem saw a need in the market for a solution like that, so they made a $50 million investment, alongside the pipe that close in April.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And their chief digital strategy officer and head of innovation, join the Sharecare board and and we're super excited about this partnership, not only for what we think we can do with anthems members, but where we can take you know this offering dollar other clients.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: We have another strategic investor in the pipe as well john which is Koch industries.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: Have over 100,000.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: Employees in their network and really looked at this as a very much a strategic opportunity so it's not just their capital, but the opportunity to work with their network.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: To develop a number of these Apps and Jeff and his team have been busy at that very integrated into the Koch industries network at this point already.

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John Jannarone - Editor-in-Chief, IPO Edge: yeah that's quite an endorsement have those guys behind you.

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John Jannarone - Editor-in-Chief, IPO Edge: You know, we talked about the comps earlier but can we just spend a little more time on that Alan for people who want to understand how you can you know how you think about valuation so accolade is probably the closest one, but what are the most important differences.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: Well, you know Jeff talked a lot about the importance of the scale platform and I we think of the space and just far more articulate but.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: There are three large sub segments of what is being offered basically to the patient Member there's the wellness experience there's health navigation and there's benefits navigation accolade is pretty squarely focused on health navigation.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: A little bit of benefits management, but mostly health navigation Sharecare provides the full suite of capabilities we believe, others are going to move in that same direction.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: Having said that, when we look at ourselves versus accolade, as I said before, looking at the 2022 multiple we believe we're twins were trading at a 20 25% discount and when we look at a growth adjusted multiple.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: meaning the projected growth rate relative to the multiple we believe we're trading at a discount to the peers as well, so we're very conscious of the fact that we wanted to price the deal.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: so that investors had an attractive entry point it's a little bit different than an ipo discount but pricing this deal for aftermarket success.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: And we spent a lot of time talking with Jeff and his team, about the right way to price us back transaction pricing, not for T plus one, or even T plus 30.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: But T plus two years and and they really bought into it, as we talked through the trade offs between specs and an ipo I think it became clear to Jeff and his board.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: The price in the transaction to allow for that long term success and value accretion was important than we believe we've achieved that.

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John Jannarone - Editor-in-Chief, IPO Edge: Great um there's a question that came in i've got some more stuff I want to talk about, but I like this question so someone's asking, of course.

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John Jannarone - Editor-in-Chief, IPO Edge: spec is going to be protected by the cash and trust essentially what's the floor on it after these back happens that's over.

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John Jannarone - Editor-in-Chief, IPO Edge: The person is asking so what's going to support the stock, I mean, I would argue that there's good valuation support here and, in fact.

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John Jannarone - Editor-in-Chief, IPO Edge: There are a couple of other specs vintage wine estates it's treated really well and there's I mean obviously very different business, but it makes money too right, how do you guys look at that.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: Well, I think.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: i'll add on please yeah.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: I think there's a lot of lot of things that go into that but one is.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: awareness and so you know Alan and myself, and our CFO have been very active, you know talking to investors and educating them.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: We had a really successful pipe you know, so our pipe was well oversubscribed so we know the story resonates with investors.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: Second, is is the benefit of this back as we can get forecast, now we have to achieve those forecasts and we feel confident we will, and so, putting some track record behind us will be important.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: Third, is is you know, continuing to grow, the clients that we have and to show how big, these are that you know we're talking about 40 plus million members.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: With anthem we're talking about 100 plus billion dollar company with 17 that's already doing business with your care, we need to fully penetrate that.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And then I think there's some additional capabilities that will add onto the platform that'll that'll help our organic growth.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: Through some m&a activity that we think investors are going to appreciate and then Lastly, you know I talk a lot about this idea of brand permission, you know that.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: I really, really believe that that that is going to be important in the long term, of have this idea of consolidation of you're not going to have 10 Apps you're going to have.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: Very few maybe one, and we think that one's going to be shared care and we're doing lots of things right now to drive awareness there as well, and to build trust with users.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: I would just add I think financial metrics and in terms of fundamentals financial metrics.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: and solid fundamental investors are the two keys to long term performance we've talked a lot already about the financial metrics we think we're priced appropriately from a financial metric standpoint.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: And as Jeff was just describing we've worked really hard to build fundamental investor interest both healthcare specialized investors.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: Long only like mutual funds and a number of growth tech investors, because we believe that it appeals to all three constituencies.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: we've also in structuring our deal we focused on alignment and making sure that we, the spec sponsor are properly aligned with public investors and management.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: So on meaningful portion of our sponsors here is the best out of money, meaning that we're only making money to the extent that the company performs in the aftermarket it.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: hey john can I add one other thing to that we're also working really hard and alan's been very active in this with us is getting the right analyst coverage, and so we had over 50 analysts show up for our analysts day and and and so we've been working that.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: That as well, and you know spend a lot of time to make sure we get you know the right coverage.

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John Jannarone - Editor-in-Chief, IPO Edge: Great and and we can expect initiations pretty soon here right.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: yeah I think they typically say like it's like you know, three to four weeks after when the deal is completed.

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John Jannarone - Editor-in-Chief, IPO Edge: You know something i'd like to to add on as far as how the stock will trade after the juice back.

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John Jannarone - Editor-in-Chief, IPO Edge: You do have some retail investors but I wouldn't say that the price is driven I mean some of these things like clover, for instance, these roller coaster rides that's being driven by a lot of.

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John Jannarone - Editor-in-Chief, IPO Edge: You know, individual retail investors right so so having more of an institutional base arguably could lead to a more stable trading patterns right is that is that fair Alan.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: Yes, I say that's fair there's certainly some stocks out there that have very strong retail followings and they tend to be a little more volatile.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: We love retail investors but we've been focused on building the right institutional investor base, and I think that does provide a layer of stability to to the shareholder base and ultimately the stock price performance.

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John Jannarone - Editor-in-Chief, IPO Edge: All right, great question just came in here Sharecare going to remain headquartered in Atlanta will leadership change significantly um any changes to those kinds Jeff.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: Now we have an amazing team, you know when I talk about our team I classify them as innovators.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: Right, because we are doing a lot of really innovative things with Ai and other things operators that even though we have a lot going on we're profitable.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And maybe most importantly unifiers, and so we have a really good way of getting big brands to play with us whether they've invested in US partner in US branding us like you know today's announcement.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: would be an example of that, but you know unifying everybody together, but we don't see any holes in the management team we're bringing on some great we've.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: hired great ir person that's joining us to help us, you know go through this process and manage expectations and we're like I said earlier, we're on full offense and yes we're going to stay in Atlanta.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: I would say, beyond that and the company's roots and core is very much in Atlanta but there's some other important offices.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: around the country that we haven't talked much about the consumer business, which is a lead gen business for pharma but it's a meaningful business based in New York.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: And with the Doc Ai acquisition there's a meaningful presence in Palo Alto and as Jeff said there a tech company at the core and continuing to develop.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: An appropriate and effective base out on the west coast, particularly in Silicon Valley, we believe is very important, so we have all those elements, when we look at the geographic footprint.

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John Jannarone - Editor-in-Chief, IPO Edge: Now one change of course is Alan going to join the board right, are there any other changes the board there Jeff.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: Well yeah we have a we have a new board, you know, some people from the previous board and then we're adding some new folks to it but um.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: yeah we got a great Board of people that are very familiar with Sharecare, and you know, we think, represent the company and where we're trying to take it.

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John Jannarone - Editor-in-Chief, IPO Edge: And to be clear, Alan you can you can spend a significant amount of time advising from your position of the board, particularly if there's a transaction going going on right.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: Yes, now we've talked quite a bit about my being an active director, and I think we we.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: We talked at le at this point we're speaking the same language, we have a good sense of where we're going to be spending time together i'm going to be in Atlanta again early next week for a half day working session with Jeff and the senior management team.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: JESSICA Lansky my partner palm beach local is joining the board as well, and these well integrated.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: Jeff mentioned reserved for 90 from anthem, and we have a number of others as well we're really excited about so we see ourselves being very integrated and and, as I said before being evaluated solution over time for management yeah.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: Great and john pictures of alan's kids wearing hawks jerseys so I feel like we first we completed converted them.

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John Jannarone - Editor-in-Chief, IPO Edge: that's great you know the the opportunity domestically is is is enormous, some of these numbers are staggering number of.

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John Jannarone - Editor-in-Chief, IPO Edge: Employees you know co cast, for instance, but what about overseas opportunities, I believe that you're already in Brazil right Jeff.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: yeah it's part of our healthways acquisition we inherited a relationship.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: With a fabulous partner in South Paulo name still America and it's 120 year old insurance company, and we have 200 employees.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: In Brazil that represent Sharecare called a you know 20 million business today, but what we're really learning how to do is to localize Sharecare.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: As you know, every country is different, on how they approach, health care, but what we're finding is that core value proposition of Sharecare of helping people know their baseline helping people know the real time.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: and taking them on this data driven evidence based journey has global appeal, obviously we have to win in the US first and that's where 99% of our focus is but but we see an opportunity over time outside the US.

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John Jannarone - Editor-in-Chief, IPO Edge: Great I just going back to the consumer experience once again.

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John Jannarone - Editor-in-Chief, IPO Edge: i'm thinking of plush care, for instance, which I think was just acquired if I use plush care and then I start using Sharecare, am I know, do I know, no longer need plush care How does that work.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: That would be the goal is that you know that you would use us for your your telemedicine services over time.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: But you know we have a lot of clients like so some clients might be using American well or some clients might have tell the Doc or.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: Andy live or doctor on demand, and we were able to integrate those solutions, on behalf of our client into the Sharecare platform.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: So a way that and then our clients actually see that as a benefit because we're helping drive utilization for them.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: Because the way we merchandise these other solutions inside Sharecare is kind of what the secret sauces of Sharecare that drives our engagement, and so the goal is use ours, but, but we have third party partners or or a weekend enable other solutions that our clients might have procured.

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John Jannarone - Editor-in-Chief, IPO Edge: gotcha that makes sense let's talk about your customer relationships again once more do these tend to be multi year contracts in some cases, and how did How does that work.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: yeah yeah so whether you're talking about you know big self insured employer like delta or you're talking about you know care First is the big blues plan in Maryland.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: or any of these yes are typically three to five years the recurring in nature.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: there's a big lift and to onboarding you know if you're if you're that insurance company or that HR department to make the decision of what we call all together better.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: So when you go with Sharecare what you're buying into is all together better, meaning a platform over a point solution and, and so we find our even our renewal rates are really high.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: That you know that we build a pretty strong moat within our client base, obviously we have to perform and unhappy customers have happy customers, but there's a good there's a good Sharecare mode as as we deploy these platforms and strategies.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: And we like john there's effectively a dual revenue stream here it's not unlike cable networks there's the digital PM PM that that Jeff was talking about, and then there are these upsell or activation opportunities.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: As there's engagement, leading to the different Members or patients downloading these specific preventative for point solution type Apps.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: where she or he gets paid by the payer as a function of that activation experience, so we like that that there's the base level continuity and a lot of potential for upside and good revenue recurring revenue type visibility around both.

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John Jannarone - Editor-in-Chief, IPO Edge: Great um quick technical question we should clear this up someone's asking does the vote impact to consideration paid to FCC shareholders or or existing Sharecare, no, I believe, the answer is no, and the terms are set right.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: No, the vote is the vote it's binary, to the extent there are redemptions it could impact the balance of the consideration, as I mentioned before.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: we're really talking about secondary shares going insider so it would have the effect if there are more redemptions of the existing shareholders owning more of the business but beyond that no impact from the vote itself.

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John Jannarone - Editor-in-Chief, IPO Edge: On.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: someone's no more confident, as you mentioned up front we're confident up front that we're going to get the vote and the transaction will be approved and close.

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John Jannarone - Editor-in-Chief, IPO Edge: Great someone's asking where you operate in relation to tell a Doc you compete with them and could you could you potentially offer a similar service How does that work.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: yeah so you know so tell Doc You know, as you know, Tele health telemedicine company is origin and and we have telemedicine services that we offer.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: We have certain examples where we integrate with folks like them or American well or md live or doctors on demand, like I said in the past.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: But our goal, just like the digital therapeutics is once I get the Trojan horse and write this course haircare platform and you've bought into the strategy of all together better.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: We want everything to come through Sharecare, because we can make the data interoperable which we talked about was a challenge, we can make the user experience, easy to understand, because it's consistent.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: So if I give it to my mom or my kids they know what to do and we're more affordable, because we have more things that they're buying from us, so we have a little bit more leverage.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And so that's evolved over time you saw that, obviously, to tell about merge with the Bongo.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And so you know Alan said, we could see people going in the direction of platforms that's a signal that tell a Doc has been trying to build a platform by buying livongo we just feel like we've been doing that for the last nine years.

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John Jannarone - Editor-in-Chief, IPO Edge: Great someone's asking us to Sharecare verified numbers factored in do projections that are in the presentation.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: They are not great.

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John Jannarone - Editor-in-Chief, IPO Edge: And what about actually that's that reminds me do those projections include some amount of m&a or is that all organic.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: it's all organic going for a Doc a eyes and their you know the company that we acquired in February, but the all the numbers are all hundred percent organic know m&a in those numbers.

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John Jannarone - Editor-in-Chief, IPO Edge: Okay, great um someone's asking Jeff if that might be kind of a tough one, I think I think you're up for it, what are the barriers in the way of getting out your success and what's keeping you up at night.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: Well, you know you know we're hugely passionate about what problem, the problems are that Sharecares trying to solve for.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And so it's high adrenaline I mean we we have a team that's built for speed that can take on massive challenges that believe we're innovators operators and unifiers.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And so you know what my job is is to win enterprise right it's 58% of our revenue i've got to get every employer i've got to get every health plan on Sharecare and I need to get their members enrolled and using our services.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: So that's job number one job number two is I think my job is to look around the corner, a little bit on behalf of the shareholders.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And our employees and clients and users and say look I know the doctor is going to be important here.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And this idea of having a Sharecare enabled doctor and that we already have 6000 health system clients and and already have hospital systems like hca and well Star and trendy help investing into your care.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: When we come around the corner your that's going to mean something that you can share your data with your doctor.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And then, lastly, this idea of you know, also being in the consumer business is like if you're a giant lab company or you're an insurance company or you're one of these points solutions.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: it's a very envious position to be is it to be the consumer brand for digital health.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And it creates tremendous pull through and enterprise, so it helps me a lot when I go to Delta, and I say look I already have 5000 of your employees on Sharecare as consumers.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: You know, imagine if we connect the benefits what we could do together.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And I think that that that trifecta of owning enterprise, but being able to connect the doctor and build brand permission with the consumer is the winning formula, so that keeps me up at night that's all I think about, but I think we're up for the challenge.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: I do think, just to tag on one thing john I think the biggest challenge every CEO in the space is not sitting still.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: is challenging, particularly if your legacy business your current business is working well.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: it's a challenge yourself, things are moving so quickly, in the space, this is another one of my learnings from the media side.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: We need to lean forward just very much of lean forward, as he said, look around the corner CEO.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: m&a becomes a part of this, but this is a fast changing space when digital disruption kicks in it goes quickly, so the challenge for all of us is to try and look ahead and challenge ourselves to get to that next plateau.

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John Jannarone - Editor-in-Chief, IPO Edge: Great, this is a good question here, to what extent you need to keep an eye on Washington are there, are there any government policy hurdles and is cyber security and issue.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: Well, I, like the position that we're in and that where we start is the consumer owns the data.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: I mean that sounds pretty basic but nobody does that right, so you know, so that you, as a Sharecare user as i've put data into your Sharecare platform.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: Your your labs your medications your conditions, your procedures are green day's your real age, if you quit your job.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: and go work somewhere else, so you change your health plan or you change your doctors that data goes with you today, it does not, and so I think we always stay on the right side of regulation by staying on the right side of the person.

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John Jannarone - Editor-in-Chief, IPO Edge: Great um let's do a couple of these quick technical question someone's asking about the share account what's it going to be after transaction there 40 something million shares now I don't know what the top of my head, but really the.

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John Jannarone - Editor-in-Chief, IPO Edge: Number of shares is not going to be affected by the vote I mean it is is basically what it is and it's in the presentation deck out is that is that fair.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: that's correct.

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John Jannarone - Editor-in-Chief, IPO Edge: Okay, great um someone's asking about lock up, so there any mockups on any of the various investors, the pipe or the existing shareholders.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: yeah so the existing shareholders are locked up for six months, and we, the sponsor and senior management team have agreed to lock up for a full year there's the possibility of early release but it's only in the case where the stock price performance.

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John Jannarone - Editor-in-Chief, IPO Edge: Great someone's asking, can I stay with Sharecare of my insurance coverage changes.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: yeah that's what I was just describing.

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John Jannarone - Editor-in-Chief, IPO Edge: isn't it.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: yeah you keep your Sharecare account.

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John Jannarone - Editor-in-Chief, IPO Edge: Okay okay.

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John Jannarone - Editor-in-Chief, IPO Edge: someone's asking, can you explain your relation with remark holdings and what do you see the future them looking like.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: yeah So when I was, I was global chief digital strategy officer at discovery channel because i'd sold how stuff works to him, this was 2010 and I was incubating Sharecare.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: You know, while I was at discovery with discoveries permission and ultimately in 2012 I went full time on chair care and discovery channel invested into your care, but during that that bridge period I was using remark.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: holdings as kind of like an outsourced tech partner so kind of helping me build the platform and test some ideas and so that's how they became a shareholder.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: In the business, and you know and i'm already you know I i'm open to ideas with them and always you know you know, on a quarterly basis we'll brainstorm what they're up to with Ai and other things and other.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: capabilities that Sharecare might be interested in and so there's none, right now, today, but we're always open to ideas, how to collaborate with other tech partners.

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John Jannarone - Editor-in-Chief, IPO Edge: Oh, you know there's a similar question, and maybe we should spend a little more time on this, what can you tell us about any other partnerships or major tech stacks How does How does that work do you do a lot of this in house or you know work with outside.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: yeah so we have we have 450 people in our product and technology group, so we have a really big group and, and so the cto.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: of our group was was I worked with at web md healthy on and then he went to be the founding cto of cast light so has a really good pair experience and.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And we've built this huge team around them, we actually I have a cop, have an office in Berlin that's kind of like our shadow Palo Alto office.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: Where we've got a bunch of data scientists that are working on how to unlock sensors on the phone.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: to drive insights we picked up, as I mentioned these 77 engineers and 11 PhDs out of Palo Alto with Doc Ai and so yes we'll use some third party sources but primarily it's the Sharecare platform, you know that we've developed, you know, over the last several years.

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John Jannarone - Editor-in-Chief, IPO Edge: This is an interesting question how much i'm about to make sure I understand it right someone's asking you about it because it be a diabetes platforming are things broken down into different conditions.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: yeah yeah I think so diabetes is obviously a huge area for us there's 80 million people in the US that are pre diabetic.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And so, when I was talking earlier, I saw a question about like a fight goes for.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: I wasn't meaning like a fica score to adjust your insurance, I was meeting about a Fico score like.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: How do I identify what your risk for and then, how do I provide digital therapeutics and improve your health literacy to get you out of risk, and so one example, for that is is that you know we have 80 million pre diabetics.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: In the US, and many Sharecare users are diabetic I have one customer, for example, that has 400,000 people on Sharecare that are pre diabetic.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And so, when we generate like our risk or We say this person has a BMI of X and if they if they become diabetic it's going to be a big expense and it's going to it's going to make for.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: Some challenges for that individual and so, then we we intervene with our pre diabetes platform.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And what's great about that as we can get from a revenue standpoint, we can get paid.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: Up to $800 per person per year on top of what we're already getting paid for the core platform so take 400,000 times 800 and that just gives you an idea of what the revenue potential is just for that one offering to one client.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: That reactivation revenue, I was talking about before that we find so compelling john off of the base digital platform fee, particularly with diabetes, which is a very attractively priced program there's some meaningful upside opportunities as Jeff just described, create.

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John Jannarone - Editor-in-Chief, IPO Edge: um you know it looks like there's a potential for a lot of operating leverage here does, that is, that true Is there going to be margin expansion, the years going out i'm sure this is the investor presentation, but can you just explain that a little more detail.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: yeah we're you know, continuing to get more and more efficient leveraging technology and better ways and and so you're going to see some margin expansion their.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: Social and our provider business and and then, as we acquire these digital therapeutics which we have a track record of doing it's like we have this kind of try before you buy where will partner with.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: With an anxiety part company or will partner with a weight loss company or smoking cessation company and then, once we've integrated into the platform sold it to our customers got users and got results those become our acquisition targets.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And so we made we bought in three of those last years and example so when we buy those and we go from a REV share to owning the asset our margins improve.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: can do really like just add one thing we love the margin characteristics.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: Here, so this is a 55% gross margin business at scale which we think is really attractive part of the reason the margins are so good is it's heavily tech enabled.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: Its people light and tech heavy which allows the business to scale and we believe this business Jeff mentioned before it's 400 plus million of revenue, today, we believe it has.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: You know, over a multi year time period, the potential to be a billion dollar revenue business is what we've talked about with management and there's clear scale that comes, particularly on the baton free cash flow side is a function of going from 400 to a billion of revenue free.

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John Jannarone - Editor-in-Chief, IPO Edge: i'm sorry Jeff well, I wanted to ask you Jeff if we could go back to a Doc Ai and your m&a pipeline are there more decayed Doc a is out there and is that the kind of thing that you're hunting for are you are, you have enough Ai already in your portfolio, there are part of the company.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: yeah, so I would say, you know kind of on our roadmap is digital therapeutics so if we can find you know, like take you know, one of our clients has 15 million people with hypertension, for example.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: I need a hypertension solution so so i'm i'm hunting for that, right now, initially, probably partner with it and then i'll follow that formula that I just laid out so that's one and then second from.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: Innovation side is you know we might look into areas like tech enabled homecare as an example and so you're seeing a big push from sick care to home care.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: cove it obviously was an accelerator that people are going to the doctor or less often and so that might be something that.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: As as part of our advocacy solution that we're building out how we deal with the home and risk adjustment and things like that that's an interesting space for us, and then to your Ai question is I don't think you can have enough Ai.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: is like is like we're in a major brain drain, you know is that you've got the Facebook amazon's netflix google's.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: You know, taking all the brains and so like and so we're constantly on a hunt for who are amazing I folks that understand health care that have experience and getting results that we can fold into our family and and leverage those capabilities, on behalf of our clients.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: And we see Ai being so directly relevant just in the context of the digital therapeutics marketplace so it's all about engagement customer engagement and activation.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: If you can use Ai to understand anticipate some of these diagnostics, then you can leave the customer.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: To more likely to better engagement and more likely activation so it's a very basic example.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: of where we see utilizing the Doc Ai technology that's not in our numbers today frankly it's you know it's something that's just being developed as we integrate Doc Ai.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: So there are a lot of exciting opportunities in terms of using just the I exist today it's in the process of being integrated.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And if you've ever tried to put that like to like an Amazon lenses so I always like Amazon is like the ultimate recommendation engine.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: And that's what healthcare needs to become, and so our headline for what Alan just described is best next action right, so what is the best next action for the person, you know to maximize their well being, and I think Ai you know offers the promise to be able to scale that.

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John Jannarone - Editor-in-Chief, IPO Edge: Great we're almost at a time, but there's a good question here, and I think that Alan already addressed it someone said how is evaluation, the deal determined, I mean i'm going to guess the part of it was to price this at a level where there's upside for new investors right down.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: Right well the first piece of it john is to identify the peer group of carbs.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: and also to do some fundamental analysis on the business and think about in the context of what kind of return return would be appropriate for investors so using the projections, we have to model five years out.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: and try and bought back software an investment that delivers a return so it's a combination of those two we talked about it a little bit before.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: We thought a meaningful discount was appropriate here management in the board bought into it and we believe the current valuation.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: at approximately nine and a half times this year 21 revenue and seven and a half times next year revenue reflects an appropriate discount that's in that 25 30% range relative to accolade in the peer group that we talked about yeah.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: I would just say one thing to, that is, you know you know we.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: We wanted to take and kind of alan's lead and we bought into this if I, how do you price a transaction for speed and certainty and success.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: You know, we had right we have raised capital and the past privately and a higher valuation than what this valuations at as well as we had.

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Jeff Arnold - Co-Founder, Chairman, & CEO, Sharecare: we've had competing back offers at higher valuations but you know i've kind of bought into this, you know to you know kind of alan's methodology and and the falcon ego track record.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: And john and I imagine your viewers know this, but just to make the point we don't price the deal, the market prices, the deal, so the price the pipe is the market regulating mechanism to determine what is fair value.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: Right and ultimately the redemptions as the cash interest break, so we believe our expertise to such combine with Goldman Sachs Morgan Stanley JPMorgan others who were involved in this process.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: That will get the pricing right we did in a very thoughtful and analytical manner, but ultimately the market gets to decide, and the fact that there was overwhelming demand for the pipe when we price it just reinforced the fact that we think we got at least the near term pricing right.

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John Jannarone - Editor-in-Chief, IPO Edge: All right, alright, well, I think I think we're going to leave it there um one last thing i'd like to remind everyone we mentioned the beginning but it's important, no matter how many shares you own to both the easiest ways to go to your brokers website.

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John Jannarone - Editor-in-Chief, IPO Edge: If you have any trouble there call your broker, or you can reach out to the investor relations team.

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John Jannarone - Editor-in-Chief, IPO Edge: At the company here, so thank you very much, Alan and Jeff we really enjoyed today for everyone who listened in thanks for being here, we got a couple questions we didn't get to i'll share those with these two gentlemen and they might.

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John Jannarone - Editor-in-Chief, IPO Edge: do their best to get back to you so thanks everyone for being here today.

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Alan Mnuchin - Chairman & CEO, Falcon Capital Acquisition Corp.: Thank you all.

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